UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For October 15, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 6-K is intended to amend and replace in its entirety the Current Report on Form 6-K filed by FreeSeas Inc. on October 15, 2012 (the “Original 6-K”). The Original 6-K was inadvertently filed without a conformed signature.

Attached hereto as Exhibits 99.1 and 99.2 are the unaudited consolidated financial statements of FreeSeas Inc. for the six months ended June 30, 2012 and 2011 and Management's Discussion and Analysis of Financial Condition and Results of Operations, respectively.

Exhibits

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements for the six months ended June 30, 2012 and 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: October 15, 2012
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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